Via EDGAR, U.S. Mail and Facsimile                                                                                          November 8, 2010

Mr. H. Christopher Owings

Office of Mergers & Acquisitions

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	ITEX Corporation Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A Filed November 1, 2010 Filed by Pagidipati Family, LP et al. File No. 000-18275

Dear Mr. Owings,

On behalf of David Polonitza and the Committee to Enhance ITEX (the “Committee”), in connection with the Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A relating to ITEX Corporation (“ITEX”) filed on 01 November 2010 (the “Solicitation Materials”), we are providing this letter to you in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”), as set forth in your letter dated 05 November 2010 (the “Comment Letter”) relating to the filings referenced above.  The numbered paragraphs below correspond to the numbered paragraphs in the Comment Letter.  Where applicable, we have updated our Preliminary Proxy Statement (the “Proxy Statement”) along with this correspondence letter to comply with the Staff’s Comments.  To facilitate your review, we have reproduced below in bold the original text of the Staff’s comments, and have included ITEX’s responses immediately following such comments.

Preliminary Proxy Statement on Schedule 14A

Reasons for the Solicitation, page 6

1.       We note your response and revisions to your filing in response to comment six from our letter dated October 27, 2010. Please revise your filing to remove the statement “of the Marketplace Rules” following your reference to Rule 10A-3(b)(1). Also the quotation that you provide in this paragraph does not exactly describe Rule 10A-3(b)(1) of the Exchange Act, please revise accordingly.

We have removed the statement “of the Marketplace Rules” and the corresponding quotation.

Our plan to Maximize Shareholder Value, page 7

Actively recruit entrepreneurs with the proper fit to join ITEX’s… page 9

2.       We note your response to comment 12 from our letter dated October 27, 2010. Please incorporate your response to comment 12 into your filing or tell us why it is not appropriate for you to do so.

We have incorporated the following statement at page 9 of the Proxy Statement:

It is our opinion that there currently is significant demand in the market for “low-cost” franchise opportunities. ITEX requires approximately $40,000 to $50,000 in capital including the franchise fee. (http://www.itex.com/aboutus/franchise/faq.asp?view=invest). Our belief regarding the demand of “low-cost” franchise opportunities is further supported by franchise industry publications such as Entrepreneur Magazine which recently highlighted a list of “low-cost” franchise opportunities and commented on demand for these offerings (http://www.entrepreneur.com/article/217453). We therefore believe that the Committee has a reasonable basis for its opinion and belief expressed “adding four new brokers in the first nine months of fiscal 2010 is unacceptable” when compared to the potential demand for ITEX’s franchise concept and the current size (over 90 offices) of the ITEX Broker Network.

Our nominees have the experience and qualifications to address the Company’s… page 9

3.       In the final paragraph of page 11 you state that you believe that cash expenditures related to executing your plan will exceed ITEX’s current cash on its balance sheet. This appears inconsistent with disclosure appearing elsewhere in your filings, and with statement made in your response letter. Please advise us as to this apparent inconsistency, or revise your disclosure.

We have revised the final paragraph of page 11 as follows:

The Committee believes that cash expenditures related to executing its plan can be funded by ITEX’s current cash on its balance sheet ($5.160 million as of July 31, 2010), the anticipated annual net cash provided by operating activities ($2.536 million as of July 31, 2010), and reductions in overhead expenses related to the operations of ITEX’s non-franchise related business segments. It is the Committee’s opinion that implementing its plan will help to maximize ITEX’s value for all shareholders.

Elections of Nominees, page 12

4.       We note your response and the revisions to your filing in response to comment 15 for our letter dated October 27, 2010. In comment 15 we asked you, in part, to confirm that if substitute nominees are identified you will disclose if they consented to serve if elected. However, you stated that “if they are elected to serve (you) will include the disclosure requirements required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.” Please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting the participants will file an amended proxy statement that disclose whether such nominees have consented to serve if elected and will provide the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

We have revised the final paragraph of page 12 as follows:

If the Committee lawfully identifies or nominates substitute nominees before the Annual Meeting, the Committee will file an amended proxy statement that identifies these substitute nominees, discloses whether such nominees have consented to being named in the revised proxy statement, and include all disclosure requirements required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Certain Information Regarding the Committee to Enhance ITEX, page 21

5.       We note your response and the revisions to your filing in response to comment 26 from our letter dated October 27, 2010. We note that the description of Sidd Pagidipati’s principal occupation is not consistent with the description of Mr. Pagidipati’s business experience found on pages 10 and 15. Please revise to make the disclosure you present here and on pages 10 and 15 consistent.

We have revised Sidd Pagidipati’s business experience and description on pages 10 and 15 of the Proxy Statement to be consistent with the following:

Sidd Pagidipati Co-Founded Freedom Health, the 3rd largest Medicare Advantage health plan in Florida and one of the largest privately held health plans in the United States, in 2004. Currently, Mr. Pagidipati is serving as the CEO of BusinessChamber.com, an online local networking company, which he founded in 2009.   From 2004-2008, Mr. Pagidipati served as Freedom Health’s Chief Operating Officer, and from 2008-2009, he served as Freedom Health’s Chief Executive Officer. Inc. Magazine recognized Freedom Health on the annual Inc. 500 as the 7th fastest-growing private company in America in 2009 (growing over 10,000% in three years) and the 225th fastest growing private company in 2010. In 2008, the Indo-US Chamber of Commerce selected Mr. Pagidipati as the Businessman of the Year.  In 2004, prior to co-founding Freedom Health, Mr. Pagidipati worked as an investment banker at Merrill Lynch and Donaldson, Lufkin & Jenrette (DLJ), where his expertise included debt and equity financings.  Mr. Pagidipati graduated Magna Cum Laude from Georgetown University with a degree in Economics and International Relations.  He brings significant business, technology, and entrepreneurial experiences and he will work to improve ITEX’s business operations.

•         the Committee is responsible for the adequacy and accuracy of the disclosure in the filing;

•         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•         the Committee may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us at (502) 460-3141 should you require further information.

Very respectfully,

Charles PT Phoenix, Esq.

Rahul Pagidipati, Esq.

cc:	Securities and Exchange Commission

Nicholas P. Panos

The Committee to Enhance ITEX

David Polonitza